# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Simplify Exchange Traded Funds, CIK 0001810747
CUSIP: 82889N277
Title of class of securities: Simplify Kayne Anderson Energy and Infrastructure Credit ETF
Address of issuer's principal executive offices: 222 BROADWAY, 22ND FLOOR, NEW YORK, New York (NY), 10038
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001625008

## Reporting persons
- AG Asset Advisory, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: California (CA); sole voting power 0; shared voting power 0; sole dispositive power 295,234; shared dispositive power 0; aggregate amount beneficially owned 295,234 (5.25% of the class)

## Item 1. Issuer
Name of issuer: Simplify Exchange Traded Funds
Address of issuer's principal executive offices:
222 BROADWAY, 22ND FLOOR, NEW YORK, NEW YORK
10038

## Item 2. Person Filing
Name of person filing: AG Asset Advisory, LLC
Address of principal business office or, if none, residence:
1901 Avenue of the Stars
Suite 200
Los Angeles, California
90067
Citizenship: AG Asset Advisory, LLC - CALIFORNIA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 295,234
Percent of class: 5.25
Sole power to vote or to direct the vote: AG Asset Advisory, LLC - 0
Shared power to vote or to direct the vote: AG Asset Advisory, LLC - 0
Sole power to dispose or to direct the disposition: AG Asset Advisory, LLC - 295,234
Shared power to dispose or to direct the disposition: AG Asset Advisory, LLC - 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- AG Asset Advisory, LLC: /s/ Brian Thomas, Brian Thomas - Chief Compliance Officer (05/11/2026)